ANIXTER INTERNATIONAL INC.

ANIXTER INC.

2301 Patriot Boulevard

Glenview, Illinois 60026

June 7, 2019

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Anixter International Inc.
Anixter Inc.
Registration Statement on Form S-4 (File No. 333-231820)

Ladies and Gentlemen:

The undersigned, Anixter Inc. and Anixter International Inc., pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby requests that the Commission grant acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 (File No. 333-231820) so that it may become effective at 4:00 p.m. Eastern Daylight Time on June 10, 2019, or as soon as practicable thereafter.

Very truly yours,
Anixter International Inc.
Anixter Inc.

By:	/s/ Theodore A. Dosch
Name:	Theodore A. Dosch
Title:	Executive Vice President — Finance and Chief Financial Officer